UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  Merger

     [ ]  Liquidation

     [X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: General American Life Insurance Company Separate Account Two

3.   Securities and Exchange Commission File No.: 811-09387

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [X]      Initial Application                [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 700 Market Street
                St. Louis, MO 63101

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                          Raymond A. O'Hara III, Esq.
                          Blazzard, Grodd & Hasenauer, P.C.
                          943 Post Road East
                          Westport, CT 06880
                          (203) 226-7866

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [ ]      Management company;

     [X]      Unit investment trust; or

     [ ]      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [ ]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Fund is a unit investment trust. Depositor (see 13(a) below) is a Missouri corporation.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Not Applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                   Walnut Street Securities, Inc.
                   Suite 1000
                   400 South Fourth Street
                   St. Louis, MO 63132

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

            General American Life Insurance Company
            700 Market Street
            St. Louis, MO 63101

     (b)  Trustee's name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        Not Applicable

         [ ]      Yes      [ ]      No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-_______

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes      [X]     No

                  If Yes, state the date on which the board vote took place:

                  If No, explain:

The purpose of this filing is to withdraw the Form N-8A filed by General American Life Insurance Company Separate Account Two on June 16, 1999. Since there is no form by which to withdraw a Form N-8A, the separate account is filing this Form N-8F.

General American Separate Account Two is a separate account already registered under the Investment Company Act of 1940 ("1940 Act"), File No. 811-2162. The separate account intended to file a Form N-4 which would have been an initial Registration Statement pursuant to the Securities Act of 1933 and Amendment No. 16 pursuant to the Investment Company Act of 1940. The separate account inadvertently filed a Form N-8A, received a new 1940 Act number, and then filed a Form N-4. General American Life Insurance Company Separate Account Two, File Nos. 333-80809 and 811-09387, subsequently filed a Form RW on July 26, 1999, to withdraw its Form N-4 filing made on June 16, 1999.


     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes       [X]    No

          If Yes, state the date on which the shareholder vote took place:

          If No, explain: See answer to Question 15(a) above

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ]      Yes      [ ]      No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

     (b)  Were the distributions made on the basis of net assets?

         [ ]      Yes      [ ]     No

     (c)  Were the distributions made pro rata based on share ownership?

         [ ]      Yes      [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]      Yes      [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]      Yes      [ ]      No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ]      Yes      [ ]      No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholders to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]      Yes      [ ]      No

     If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]      Yes      [ ]      No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ]      Yes      [ ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]      Yes      [ ]      No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses:

          (ii) Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv) Total expenses (sum of lines (i)-(iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]      Yes      [ ]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]      Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-__________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of General American Life Insurance Company, Depositor, on behalf of General American Life Insurance Company Separate Account Two, its Separate Account, (ii) he is the Vice President of General American Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                                    SEPARATE ACCOUNT TWO
                                    Separate Account


                               By:  GENERAL AMERICAN LIFE INSURANCE COMPANY



                               By: /s/MATTHEW P. McCAULEY
                                   ----------------------------------------


                                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                                    Depositor



                               By: /s/MATTHEW P. McCAULEY
                                   ----------------------------------------